

8-67137

07003746

BP 3/12



MAIL
PROCESSING
RECEIVED
FEB 28 2007
WASH., D.C.
213
SECTION


COMMISSION
1549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 67137 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOUNDERS FINANCIAL SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 CROMWELL BRIDGE ROAD
(No. and Street)

TOWSON, MD 21286
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES R. FARNUM, JR. 410-308-9988 X225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STOUT, CAUSEY & HORNING
(Name – *if individual, state last, first, middle name*)

910 RIDGEBROOK ROAD, SPARKS, MD 21152
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ______JAMES R. FARNUM, JR.__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________FOUNDERS FINANCIAL SECURITIES, LLC___________________________________________ , as of ___DECEMBER 31 ______________, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none


Maureen R. Layne
Notary Public
Baltimore County, MD

Notary Public

Signature

_____CFO/FINOP_______________________
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FOUNDERS FINANCIAL SECURITIES, LLC

---

**Financial Statements**
**Together with Independent Auditors' Report**

**For the Year Ended December 31, 2006**

# FOUNDERS FINANCIAL SECURITIES, LLC

## Table of Contents
## December 31, 2006

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

## INDEPENDENT AUDITORS' REPORT

To the Members of
Founders Financial Securities, LLC:

We have audited the accompanying balance sheet of Founders Financial Securities, LLC (a Maryland limited liability company) as of December 31, 2006, and the related statement of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Founders Financial Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.

January 22, 2007

# FOUNDERS FINANCIAL SECURITIES, LLC

## Balance Sheet
## As of December 31, 2006

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 362,828 |
| Accounts receivable | | 161,327 |
| Prepaid expenses | | 92,915 |
| Total Current Assets | | 617,070 |
| Property and Equipment, at cost, net of accumulated depreciation of $1,344 | | 6,721 |
| Other Assets | | 757 |
| Total Assets | $ | 624,548 |
| Liabilities and Members' Capital | | |
| Current Liabilities | | |
| Accounts payable and accrued expenses | $ | 400,278 |
| Total Current Liabilities | | 400,278 |
| Members' Capital | | 224,270 |
| Total Liabilities and Members' Capital | $ | 624,548 |

*The accompanying notes are an integral part of this financial statement.*

# FOUNDERS FINANCIAL SECURITIES, LLC

## Statement of Operations
## For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 1,430,759 |
| Other fees | | 16,200 |
| Total Revenues | | 1,446,959 |
| Expenses | | |
| Sales commissions | | 1,153,884 |
| Salaries | | 132,067 |
| Professional fees | | 125,756 |
| Regulatory fees | | 37,835 |
| Clearing | | 35,858 |
| Insurance | | 22,554 |
| Supplies | | 6,859 |
| Travel & entertainment | | 6,598 |
| Business development | | 5,174 |
| Rent | | 3,620 |
| Depreciation | | 1,344 |
| Miscellaneous | | 45,508 |
| Total Expenses | | 1,577,057 |
| Net Loss | $ | (130,098) |

*The accompanying notes are an integral part of this financial statement.*

# FOUNDERS FINANCIAL SECURITIES, LLC

## Statement of Changes in Members' Capital
## For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Members' Capital, December 31, 2005 | $ | 62,780 |
| Capital contributions | | 291,588 |
| Net loss | | (130,098) |
| Members' Capital, December 31, 2006 | $ | 224,270 |

*The accompanying notes are an integral part of this financial statement.*

# FOUNDERS FINANCIAL SECURITIES, LLC

## Statement of Cash Flows
## For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net loss | $ | (130,098) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation and amortization | | 1,344 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (161,327) |
| Prepaid expenses | | (92,915) |
| Other assets | | (757) |
| Accounts payable and accrued expenses | | 400,278 |
| Net Cash Provided by Operating Activities | | 16,525 |
| Cash Flows from Investing Activities | | |
| Purchases of property and equipment | | (8,065) |
| Net Cash Used in Investing Activities | | (8,065) |
| Cash Flows from Financing Activities | | |
| Capital contributions | | 291,588 |
| Net Cash Provided by Financing Activities | | 291,588 |
| Net Increase in Cash and Cash Equivalents | | 300,048 |
| Cash and Cash Equivalents, beginning of year | | 62,780 |
| Cash and Cash Equivalents, end of year | $ | 362,828 |

*The accompanying notes are an integral part of this financial statement.*

## 1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Founders Financial Securities, LLC ("the Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC"). The Company began operations in 2004 and became an approved broker-dealer on April 6, 2006. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered to do business in the United States of America. The Company's operations consist primarily of providing financial advisory and wealth management services. The Company will be dissolved upon the first of the following to occur: (1) December 31, 2054, or (2) any event causing the dissolution of the Company in accordance with the Maryland Limited Liability Company Act or the Operating Agreement.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

The Company maintains its cash balances in various financial institutions. The balances in each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times, cash balances in an individual institution exceed the insured limit of $100,000. Management considers this to be a normal business practice.

### Accounts Receivable

Accounts receivable is comprised of commission revenues earned but not received as of December 31, 2006. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectibility of accounts receivable. Management believes that all accounts receivable will be collected. Accordingly, an allowance for doubtful accounts has not been established.

### Revenue Recognition

Commission revenue includes fees earned from fund companies and the clearing house who maintains all customer accounts on behalf of the Company.

All revenue is recognized upon the completion of the sale of securities or providing financial advisory services.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

**Property and Equipment**

Property and equipment consists of computer equipment and is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the assets, which is estimated to be three years.

**Valuation of Long-Lived Assets**

The Company accounts for the valuation of long-lived assets under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2006, management does not believe any long-lived assets are impaired and has not identified any assets that are being held for disposal.

**Comprehensive Income**

The Company has adopted FASB Statement No. 130, *Reporting Comprehensive Income*. FASB No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. There are no items of comprehensive income that are not recognized in the accompanying statement of operations.

**Income Taxes**

No provision for income taxes is required, since the Company is recognized as a limited liability company for federal and state income tax purposes. The Member reports the Company's taxable income or loss on its respective income tax return.

**1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

**Use of Estimates**

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**2. PROPERTY AND EQUIPMENT**

Property and equipment consists of the following as of December 31, :

| | 2006 |
|---|---|
| Computer equipment | $ 8,065 |
| Less: Accumulated depreciation | (1,344) |
| Property and equipment, net | $ 6,721 |

Depreciation expense for the year ended December 31, 2006 totaled $1,344.

**3. NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $60,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2006, the Company's net capital was $123,877 and its ratio of indebtedness to net capital was 3.23 to 1.

**4. EXEMPTION FROM RULE 15c3-3**

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

## 5. CONCENTRATIONS

During the year ended December 31, 2006, three fund companies accounted for 26%, 23% and 18% of total revenues.

## 6. RELATED PARTIES

Certain members of management of the Company are employed by related party companies and are leased to Founders Financial Securities, LLC. These parties are related to the Company by common ownership. For the year ended December 31, 2006, salaries, related taxes and fringes allocated from the related parties totaled $132,067. Shared expenses allocated to these related companies totaled $8,730 for the year ended December 31, 2006.

## 7. SUBSEQUENT EVENT

Subsequent to the year ended December 31, 2006, the Company entered into a lease agreement for office facilities in Maryland with a related party sharing common ownership. The lease agreement expires in 2011 and is renewable for three successive one year terms.

Future minimum rental payments under this lease are as follows:

| | |
|---|---|
| 2007 | $ 16,996 |
| 2008 | 16,996 |
| 2009 | 16,996 |
| 2010 | 16,996 |
| 2011 | 16,996 |
| | $ 84,980 |

Rent expense under a previous lease agreement with a related party totaled $3,620 for the year ended December 31, 2006.

SC&H

STOUT, CAUSEY &
HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Members of Founders
Financial Securities, LLC:

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.

January 22, 2007

# FOUNDERS FINANCIAL SECURITIES, LLC

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission
## Schedule I

| *December 31,* | | *2006* |
|---|---|---|
| Net Capital: | | |
| Members' Capital | $ | 224,270 |
| Deductions and/or Charges: | | |
| a. Non-allowable assets - | | |
| Prepaid expenses | | 92,915 |
| Property and equipment, net | | 6,721 |
| Other assets | | 757 |
| Net Capital | $ | 123,877 |
| Computation of Aggregate Indebtedness: | | |
| Items included in the statements of financial condition: | | |
| Accounts payable and accrued expenses | $ | 400,278 |
| Total Aggregate Indebtedness | $ | 400,278 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required (Under SEC Rule 15c3-1) | $ | 60,000 |
| Surplus of net capital ($123,877-$60,000) | $ | 63,877 |
| Ratio: Aggregate Indebtedness to Net Capital | | 3.23 |
| Reconciliation with Company's Computation: | | |
| (Included in Focus Report - Part II as of December 31, 2006) | | |
| Net Capital, as reported in Company's Part II (unaudited) Focus Report | $ | 137,410 |
| Other adjustments | | (13,533) |
| Net Capital Per Above | $ | 123,877 |

*See independent auditors' report on supplementary information.*

**FOUNDERS FINANCIAL SECURITIES, LLC**
**COMPUTATION FOR DETERMINATION OF**
**RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AT DECEMBER 31, 2006**

**SCHEDULE II**

As of December 31, 2006, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2006, Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

**FOUNDERS FINANCIAL SECURITIES, LLC**
**INFORMATION RELATING TO POSSESSION OR**
**CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AT DECEMBER 31, 2006**

**SCHEDULE III**

As of December 31, 2006, Founders Financial Securities, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2006 Founders Financial Securities, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

STOUT, CAUSEY & HORNING, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2006**

To the Members of Founders
Financial Securities, LLC:

In planning and performing our audit of the financial statements of Founders Financial Securities, LLC (the "Company"), for the year ended December 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A Member of SC&H Group, LLC



Phone: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • Web: www.SCandH.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Stout, Causey & Horning, P.A.

January 22, 2007



END